Exhibit 99.1

Fang Announces Fourth Quarter and Fiscal Year 2016 Results

BEIJING, March 31, 2017 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or "we"), the leading real estate Internet portal in China, today announced its unaudited financial results for fourth quarter and fiscal year ended December 31, 2016.

Fourth Quarter 2016 Highlights

•	Total revenues were $174.7 million.
•	Operating loss was $8.9 million. Non-GAAP operating loss was $6.4 million. A description of the adjustments from GAAP to non-GAAP operating income is detailed in the Reconciliation Statement following this press release.
•	Net loss attributable to Fang's shareholders was $10.4 million. Fully diluted loss per ADS was 0.02.
•	Non-GAAP net loss attributable to Fang's shareholders was $8.9 million. Non-GAAP fully diluted loss per ADS was 0.02. A description of the adjustments from GAAP to non-GAAP net loss attributable to Fang's shareholders and fully diluted loss per ADS is detailed in the Reconciliation Statement following this press release.
•	Net cash generated from operating activities was $85.1 million in the fourth quarter of 2016, compared to cash flow used in operating activities $31.6 million in the same period of 2015.

“I admit that our two-year long transformation is a failure up to today. We did not know in depth of the new markets and new business lines. We were too aggressive in transformations at the same time with all of our business lines,” said Vincent Mo, Chairman and CEO of Fang.com. “We are making adjustments to our transformations. We will return to open-platform strategy in which we will support and facilitate businesses of our partners including developers, brokers and agents, property owners and buyers, and other home related companies and professionals. “

Fourth Quarter 2016 Results

Revenues

Fang reported total revenues of $174.7 million in the fourth quarter of 2016, a 42% decrease from $300.7 million in the corresponding period of 2015, primarily due to the decline in e-commerce and marketing services.

Revenue from e-commerce services was $89.9 million in the fourth quarter of 2016, a decrease of 48% from $173.9 million in the corresponding period of 2015. The decline was primarily due to the decreased transaction volume impacted by the tightening regulations, as well as the strategic change to have scaled down on rental and home furnishing business.

Revenue from marketing services was $48.0 million in the fourth quarter of 2016, a decrease of 42% from $83.0 million in the corresponding period of 2015, primarily due to less demand from property developers for online advertising under the regulatory change.

Revenue from listing services was $38.6 million in the fourth quarter of 2016, an increase of 74.0% from $22.3 million in the corresponding period of 2015, driven by the increased number of paying members and unit price.

Revenue from Internet financial services was $0.6 million in the fourth quarter of 2016, a decrease of 96.0% from $15.6 million in the corresponding period of 2015, primarily due to the policy impact on the new home financial services and the decreased secondary transaction volumes of the Company’s own brokerage services.

Revenue from other value-added services was negative $2.4 million in the fourth quarter of 2016, compared to $5.9 million in the corresponding period of 2015, primarily due to the re-classification accounting treatment of BaoAn’s revenue.

Cost of Revenue

Cost of revenue was $89.4 million in the fourth quarter of 2016, a decrease of 59.1% from $218.4 million in the corresponding period of 2015. The decrease in cost of revenue was mainly due to the downsizing of the secondary agent team and the scaling down of rental and home furnishing in ecommerce services.

Operating Expense

Operating expenses were $94.6 million in the fourth quarter of 2016, a decrease of 18% from $114.9 million in the corresponding period of 2015.

Selling expenses were $59.2 million in the fourth quarter of 2016, a decrease of 27.2% from $81.3 million in the corresponding period of 2015, mainly due to the decrease of sales staff cost.

General and administrative expenses were $35.3 million in the fourth quarter of 2016, an increase of 5.2% from $33.6 million for the corresponding period of 2015, primarily due to the increased bad-debt expense.

Operating Loss/Income

Operating loss was $8.9 million in the fourth quarter of 2016, compared to operating loss of $32.6 million in the corresponding period of 2015, which is attributable to the strategic change of optimization and effective cost control.

Income Tax Benefit/Expenses

Income tax expenses were $3.1 million in the fourth quarter of 2016, compared to income tax expenses of $7.5 million in the corresponding period of 2015.

Net Loss and EPS

Net loss attributable to Fang's shareholders was $10.4 million in the fourth quarter of 2016, compared to net loss of $38.8 million in the corresponding period of 2015. Loss per fully-diluted ordinary share and ADS were $0.11 and $0.02 in the fourth quarter of 2016, compared to loss of $0.44 and $0.09, respectively, in the corresponding period of 2015.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $2.4 million in the fourth quarter of 2016, compared to the loss of $23.4 million in the corresponding period of 2015.

Cash

As of December 31, 2016, Fang had cash, cash equivalents, and short-term investments of $590.5 million, compared to $983.7 million as of December 31, 2016. Net cash generated from operating activities was $85.1 million in the fourth quarter of 2016, compared to cash flow used in operating activities of $31.6 million in the same period of 2015, primarily due to the decrease of loan receivables of $80.4 million for the three months ended December 31, 2016.

Fiscal Year 2016 Results

Revenues

Fang reported total revenues of $916.4 million for 2016, representing an increase of 4% from $883.5 million for 2015, primarily driven by the growth in e-commerce services.

Revenue from marketing services was $165.4 million for 2016, a decrease of 34% from $249.9million for 2015, primarily due to less demand from property developers.

Revenue from e-commerce services was $577.7 million for 2016, an increase of 22% from $474.8 million for 2015, primarily driven by the growth of our secondary brokerage services in the first half of the year.

Revenue from listing services was $118.1 million for 2016, an increase of 9% from $107.9 million for 2015, driven by the increased number of paying member and unit price.

Revenue from financial services was $29.6 million for 2016, flat with $29.6 million in 2015.

Revenue from other value-added services was $25.6 million for 2016, an increase of 20% from $21.4 million for 2015, primarily driven by the growth of our research related products.

Cost of Revenue

Cost of revenue was $687.2 million for 2016, an increase of 23.7% from $555.4 million for 2015. The increase in cost of revenue was mainly due to the increased staff cost in secondary brokerage services.

Operating Expenses

Operating expenses were $381.1 million for 2016, an increase of 5.3% from $362.0 million for 2015.

Selling expenses were $229.8 million for 2016, a decrease of 2.9% from $236.6 million for 2015, primarily due to slightly decreased staff cost.

General and administrative expenses were $151.3 million for 2016, an increase of 20.6% from $125.4 million for 2015, primarily due to increased bad-debt expense.

Operating Loss

Operating loss was $151.5 million for 2016, compared with operating loss of $34.5 million for 2015.

Income Tax Expenses/Benefit

Income tax expenses were $25.0 million for 2016, compared to $5.9 million of income tax benefit for the corresponding period in 2015. The expenses increase was primarily due to no reversal or accrual of withholding tax for the dividend declared in 2016.

Net Loss and EPS

Net loss attributable to Fang’s shareholders was $169.6 million for 2016, compared to $15.1 million for the corresponding period in 2015. Fully diluted loss per ADS was $0.36 for 2016, compared to $0.04 for 2015.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $121.2 million of loss for 2016, compared to $9.6 million of loss for 2015.

Cash

Cash generated from operating activities was $131.2 million for 2016, compared to net cash used in operating activities $165.3 million for 2015, primarily due to the decrease of loan receivables of $263.6 million for the three months ended December 31, 2016.

Business Outlook

The Company is undergoing adjustments to its transformations and the company is planning to return to open-platform strategy. Before these changes are finalized, the company will see a decrease in its top line revenue but will expect to be profitable for the whole year 2017.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on Mar 31, 2017 through 9:59 ET April 8, 2017. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	94961713

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding Fang's future financial performance, revenue guidance for 2017, growth and growth rates, and market position and continued business transformation. Statements that are not historical facts, including statements about Fang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation from a pure Internet information platform to a transaction-oriented platform, the impact of Fang's implementation of a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in China's real estate market on Fang and the impact on revenues of our existing and new service fees reductions, the ability of Fang to retain real estate listing agencies as customers during challenging economic periods, the success of Fang's new business initiatives, the ability of Fang to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

For investor and media inquiries, please contact:

Dr. Hua Lei
CFO
Phone: +86-10-5631-8661
Email: leihua@fang.com

Ms. Joyce Tang
Senior Investor Relations Manager
Phone: +86-10-5631 8659
Email: tangjunning@fang.com

Ms. Dana Cheng
Investor Relations Manager
Phone: +86-10-5631 8174
Email: chengyu.bj@fang.com

To view the original version on PR Newswire, visit:http://www.prnewswire.com/news-releases/fang-holdings-limited-to-report-fourth-quarter-and-full-year-2016-financial-results-on-march-31-2017-300428973.html

SOURCE Fang Holdings Limited

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	December 31,	December 31,
	2016	2015
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	336,528	817,921
Restricted cash, current	211,084	103,179
Short-term investments	42,929	62,559
Accounts receivable, net	93,672	147,516
Funds receivable	20,483	45,400
Prepayment and other current assets	39,824	60,265
Commitment deposits	6,527	10,646
Loan receivable, current	41,966	266,990
Amount due from related parties	197	262
Total current assets	793,210	1,514,738
Non-current assets:
Property and equipment, net	319,897	326,504
Loan receivable, non-current	16,808	55,349
Deferred tax assets, non-current	4,915	5,490
Deposit for non-current assets	240,712	137,715
Long-term investments	231,880	244,678
Other non-current assets[1]	7,391	7,596
Total non-current assets	821,603	777,305
Total assets	1,614,813	2,292,043

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	212,734	100,000
Deferred revenue	129,765	145,321
Accrued expenses and other liabilities	318,540	361,593
Customers’ refundable fees	28,630	59,107
Income tax payable	6,022	9,948
Convertible senior notes-current[1]	-	396,716
Total current liabilities	695,691	1,072,685
Non-current liabilities:
Long-term loans	65,190	-
Convertible senior notes	295,268	287,887
Deferred tax liabilities, non-current	70,424	76,631
Other non-current liabilities	415	312
Total non-current liabilities	431,297	364,830
Total Liabilities	1,126,988	1,437,515

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 64,012,758 shares and 70,736,679 shares issued and outstanding as at December 31, 2016 and December 31, 2015, respectively	9,157	9,110
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2016 and December 31, 2015, respectively	3,124	3,124
Treasure stock	(136,615)	-
Additional paid-in capital	488,943	478,391
Accumulated other comprehensive income	(81,349)	(10,364)
Retained earnings	203,870	373,505
Total Fang Holdings Limited shareholders' equity	487,130	853,766
Non-controlling interests	695	761
Total equity	487,825	854,527
TOTAL LIABILITIES AND EQUITY	1,614,813	2,292,043

1.	Certain reclassifications in other non-current assets and convertible senior notes as of December 31, 2015 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in 2016.

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues:
E-commerce services	89,853	173,863	577,684	474,810
Marketing services	48,019	82,995	165,437	249,862
Listing services	38,628	22,261	118,109	107,922
Financial services	606	15,648	29,602	29,582
Other value-added services and other services	(2,443)	5,895	25,559	21,373
Total revenues	174,663	300,662	916,391	883,549

Cost of Revenues:
Cost of services	(89,403)	(218,367)	(687,184)	(555,389)
Total Cost of Revenues	(89,403)	(218,367)	(687,184)	(555,389)

Gross Profit	85,260	82,295	229,207	328,160

Operating expenses and income:
Selling expenses	(59,227)	(81,306)	(229,817)	(236,603)
General and administrative expenses	(35,338)	(33,595)	(151,251)	(125,405)
Other income	415	37	415	(625)
Operating Income (loss)	(8,891)	(32,569)	(151,446)	(34,473)
Foreign exchange gain (loss)	6,451	1,307	(1,882)	1,464
Realized (loss) gain on available-for-sale securities (including accumulated other comprehensive income reclassifications for unrealized (loss) gain on available-for-sale securities of nil, US$10,583 for the year ended December 31, 2015, 2016 respectively)	-	-	10,583	-
Interest income	2,884	2,833	11,367	22,221
Interest expense	(7,514)	(4,367)	(20,791)	(16,519)
Investment income	1,056	358	3,281	1,333
Government grants	940	1,150	6,469	4,936
Other-than-temporary impairment on available-for-sale securities	(2,232)	-	(2,232)	-
Income (loss) before income taxes and noncontrolling interests	(7,305)	(31,288)	(144,651)	(21,038)
Income tax expenses
Income tax expenses	(3,079)	(7,530)	(24,983)	5,905
Net income (loss)	(10,385)	(38,818)	(169,635)	(15,133)
Net income attributable to noncontrolling interests	(2)	(4)	-	(37)
Net income (loss) attributable to Fang Holdings Limited shareholders	(10,383)	(38,814)	(169,635)	(15,096)
Other comprehensive income (loss), net of tax
Foreign currency Translation	(81,642)	(21,593)	(67,728)	(55,928)
Amounts reclassified from accumulated other comprehensive income	-	-	(10,583)	-
Unrealized gain on available-for-sale security	(1,057)	4,612	7,326	(4,002)
Total other comprehensive income (loss), net of tax	(82,699)	(16,981)	(70,985)	(59,930)
Comprehensive income (loss)	(93,084)	(55,799)	(240,620)	44,830
Earnings per share for Class A and Class B ordinary shares
Basic	(0.11)	(0.44)	(1.81)	(0.18)
Diluted	(0.11)	(0.44)	(1.81)	(0.18)
Earnings per ADS
Basic	(0.02)	(0.09)	(0.36)	(0.04)
Diluted	(0.02)	(0.09)	(0.36)	(0.04)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	91,214,789	88,189,443	93,659,152	85,170,886
Diluted	91,214,789	88,189,443	93,659,152	85,170,886
Weighted average number of ADSs outstanding:
Basic	456,073,946	440,947,315	468,295,759	425,854,430
Diluted	456,073,946	440,947,315	468,295,759	425,854,430

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015

GAAP income from operations	(8,891)	(32,567)	(151,447)	(34,473)
Share-based compensation expense	2,545	856	9,477	4,008
Non-GAAP income from operations	(6,346)	(31,711)	(141,970)	(30,465)

GAAP net income	(10,385)	(38,816)	(169,635)	(15,133)
One-off tax benefit	-	(30,578)	-	(61,162)
Investment income	(1,056)	(358)	(13,864)	(1,333)
Share-based compensation expense	2,545	856	9,477	4,008
Non-GAAP net income	(8,896)	(68,896)	(174,022)	(73,620)

Net Income attributable to Fang shareholders	(10,383)	(38,812)	(169,635)	(15,096)
One-off tax benefit	-	(30,578)	-	(61,162)
Investment income	(1,056)	(358)	(13,864)	(1,333)
Share-based compensation expense	2,545	856	9,477	4,008
Non-GAAP net Income attributable to Fang Holdings Limited shareholders	(8,894)	(68,892)	(174,022)	(73,583)

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.11)	(0.44)	(1.81)	(0.18)
Diluted	(0.11)	(0.44)	(1.81)	(0.18)
GAAP earnings per ADS:
Basic	(0.02)	(0.09)	(0.36)	(0.04)
Diluted	(0.02)	(0.09)	(0.36)	(0.04)
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.10)	(0.78)	(1.86)	(0.86)
Diluted	(0.10)	(0.78)	(1.86)	(0.86)
Non-GAAP earnings per ADS:
Basic	(0.02)	(0.16)	(0.37)	(0.17)
Diluted	(0.02)	(0.16)	(0.37)	(0.17)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	91,214,789	88,189,443	93,659,152	85,170,886
Diluted	91,214,789	88,189,443	93,659,152	85,170,886
Weighted average number of ADSs outstanding:
Basic	456,073,946	440,947,215	468,295,759	425,854,430
Diluted	456,073,946	440,947,215	468,295,759	425,854,430

Non-GAAP Net income	(8,896)	(68,896)	(174,022)	(73,620)
Add back:
Interest expense	7,514	3,927	20,791	16,519
Income tax expenses	3,079	42,371	24,983	59,519
Depreciation expenses	3,562	3,813	18,442	14,544
Subtract:
Interest income	(2,884)	(4,680)	(11,367)	(22,221)
Adjusted EBITDA	2,375	(23,465)	(121,173)	(5,259)